Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

June 8, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Karen Rossotto, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. Rossotto:
On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X 1-3 Month T-Bill ETF (the “Fund”), included in Post-Effective Amendment No. 718 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on May 17, 2023 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2023, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1. Comment: The Staff notes that the Fund will invest in 1-3 month T-bills but is not seeking to be regulated as a government money market fund pursuant to Rule 2a-7 under the 1940 Act (“Rule 2a-7”). The Staff is concerned with the potential for investor confusion between your Fund and money market funds regulated under Rule 2a-7. Please i) revise your Prospectus cover and other disclosures to affirmatively state that you are not a money market fund and do not comply with the risk limiting provisions of Rule 2a-7; and ii) confirm in correspondence that the Fund will not hold itself out as a money market fund or money market fund substitute.

Response: We appreciate receiving the Staff’s views on any potential investor confusion in this area. As a preliminary matter, we note that Rule 2a-7(b)(1) under the 1940 Act makes it impermissible for a fund “to hold itself out to investors as a money market fund or the equivalent of a money market fund” unless it complies with Rule 2a-7. Similarly, Rule 2a-7(b)(2) makes it impermissible to adopt a name or title that “suggests that it is a money market fund or the equivalent of a money market fund” unless it complies

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 8, 2023

with Rule 2a-7. Rule 2a-7(b)(3) notes in turn that a name that suggests a fund is a money market of equivalent of a money market fund includes the words “cash,” “liquid,” “money,” “ready assets,” or similar terms.

We have carefully re-reviewed the Fund’s filing and are unable to identify any disclosure or any element of the Fund’s name that would trigger regulation under Rule 2a-7. As consequence, we respectfully submit that the Staff’s requested changes are not required by any regulatory obligation applicable to the Fund.

Notwithstanding our views that such changes to the Fund’s disclosure are not required from a legal perspective, the Fund is sensitive to the Staff’s concerns regarding potential investor confusion, and will amend the lead-in paragraph to its risk disclosure to add additional disclosure to the effect that the Fund is not a money market fund, it does not seek to maintain a stable value, and it is not subject to the risk limiting provisions applicable to money market mutual funds. We decline to make a change to the cover page of the Fund's Prospectus, however, as we believe the Fund’s proposed changes are more than sufficient to address any potential investor confusion.

The Registrant hereby confirms supplementally that the Fund will not be held out as a money market fund or the equivalent of a money market fund.

FEES AND EXPENSES

2. Comment: Please provide the Staff with a completed copy of the fee table and expense example prior to the effectiveness of the post-effective amendment to the Fund’s Registration Statement. In addition, please include an explanation of how the Registrant estimated “Other Expenses” and why such estimate was reasonable.

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that the Fund would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Fund submits that the basis for this estimate is similar to its estimates used for recent funds launched by the Registrant.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.07%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.07%

1 Other Expenses are based on estimated amounts for the current fiscal year.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 8, 2023

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$7	$23

PRINCIPAL INVESTMENT STRATEGIES

3. Comment: Please confirm whether tracking the Underlying Index allows the Fund to satisfy the “Names Rule” in accordance with Rule 35d-1 under the 1940 Act.

Response: The Registrant confirms that as stated in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the Fund invests at least 80% of its total assets, plus borrowings for investment purposes (if any), in the securities of the Solactive 1-3 month US T-Bill Index (the "Underlying Index"), and in securities that the Adviser determines have economic characteristics that are substantially identical to the economic characteristics of the securities that comprise the Underlying Index. In addition, in seeking to track the Underlying Index, the Fund may invest in debt securities that are not included in the Underlying Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds. The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed.

4. Comment: Please explain in correspondence how often the Underlying Index revisits the investment grade determination and how the Underlying Index will handle a potential downgrade of U.S. Government debt. For example, in the event of a downgrade, will the Fund be forced to sell securities in order to continue to track the Underlying Index? Please consider whether enhanced risk disclosures are necessary.

Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to reflect that the investment grade determination is not a requirement for the selection of the Underlying Index components. As such, the Registrant does not expect the composition of the Underlying Index to be impacted in the event of a downgrade of U.S. Government debt, as the Underlying Index would be expected to continue to provide exposure to the short-term T-Bill market using the selection criteria described. As such, the Registrant would not expect the Fund to be forced to sell securities in order to track the Underlying Index (outside of the regular rebalancing process of the Underlying Index) in the event of a downgrade of U.S. Government debt, and therefore the Registrant believes that the enhanced risk disclosure outlining the general implications of a downgrade are sufficient.

5. Comment: Please describe the rules-based methodology and component selection criteria. How does the Index Administrator determine what to include in the Underlying Index? Please provide the Staff with a copy of the Underlying Index white paper.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 8, 2023

Response: The Registrant has attached the index methodology for the Underlying Index.

The Registrant notes that at the initial composition and each rebalance, bonds must satisfy each of the following criteria to be eligible for inclusion in the Underlying Index, as determined by the Index Provider: the bonds must be (i) T-Bills issued by the US Government, (ii) zero-coupon bonds, (iii) denominated in USD with an outstanding amount of at least 250 million USD, and (iv) have 1-3 months until maturity (according to the rebalance date). Inflation-linked bonds are excluded from the universe.

6. Comment: With respect to the second paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please explain in Plain English what “zero coupon” means.

Response: The Registrant has updated the section of the Fund’s Prospectuses titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

The Underlying Index is designed to measure the performance of public obligations of the U.S. Treasury that have a remaining maturity of greater than or equal to 1 month and less than 3 months. To be a part of the eligible universe of the Underlying Index, certain criteria, as defined by the Solactive AG, the provider of the Underlying Index ("Index Provider"), must be met. As of each selection date, the Underlying Index is comprised of Treasury bills (“T-Bills”) issued by the U.S. government that have a remaining maturity of less than 3 months and at least 1 month. In addition, each security must be zero coupon, be denominated in U.S. dollars and have an amount outstanding of at least $250 million, as determined by the Index Provider on the selection date. A zero coupon bond is a bond that is sold at a discount, does not pay interest, and pays its face value at maturity.

7. Comment: Please disclose the percentage of the Underlying Index that is made up of fixed rate verses floating rate bonds.

Response: The Registrant notes that the Underlying Index only includes zero coupon bonds, which do not pay interest. Please refer to the response to Comment #6 for the updated disclosure, which provides a definition of zero coupon bonds.

8. Comment: With respect to the penultimate sentence in the last paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please explain to the Staff what the phrase “either individually or in the aggregate” means.

Response: The Registrant has revised the sentence as shown below in response to the Staff's comment:

Under normal circumstances, at least 80% of the Fund's net assets, plus the amount of any borrowings for investment purposes (if any), will be invested in (i) component securities of the Underlying Index and (ii) ~~or~~ investments that have economic characteristics that, either individually or when combined, are substantially identical to the economic characteristics of such component securities~~, either individually or in the aggregate~~.

SUMMARY OF PRINCIPAL RISKS

9. Comment: The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 8, 2023

return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure. In particular, consider prioritizing the potential for a downgrade or default on the government's debt in the risk disclosure.

Response: The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation, however, after consideration of the issues, the Registrant believes its approach is consistent with and sufficiently responsive to the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.

10. Comment: With respect to the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Government Debt Risk” please tailor the risk to investing in U.S. Treasury obligations by considering inflation, interest rates, deficits; debts; budgets; risk of default; borrowing ceilings; and risks of rating downgrades.

Response: The Registrant notes that the risk factor titled “Asset Class Risk - U.S. Treasury Obligations Risk” in the sections of the Fund’s prospectus titled “SUMMARY OF PRINCIPAL RISKS” has been revised as shown below:

U.S. Treasury Obligations Risk: U.S. Treasury obligations may differ in their interest rates, maturities, times of issuance and other characteristics. U.S. Treasury obligations are subject to inflation risk, as the price of short term U.S. Treasury obligations tends to fall during inflationary periods as investors seek higher yielding investments. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund's investments in U.S. Treasury obligations to decline. In addition, uncertainty in regard to the U.S. debt ceiling may increase the volatility in U.S. Treasury obligations and can heighten the potential for a credit rating downgrade, which could have an adverse effect on the value of the Fund’s U.S. Treasury obligations.

11. Comment: With respect to the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Focus Risk” please tailor to the Fund’s strategy or remove the risk.

Response: The Registrant has removed this risk factor from the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS”.

FUND MANAGEMENT

12. Comment: With respect to the section of the Fund’s Prospectus titled “FUND MANAGEMENT” please confirm whether the Supervision and Administration Agreement is subject to Section 15(c) of the 1940 Act and clarify that this agreement is separate from the Investment Advisory Agreement. In addition, please clarify whether these fees are reflected in the Fund’s fee table.

Response: The Registrant confirms that the Supervision and Administration Agreement is not subject to Section 15(c) of the 1940 Act. In addition, the Registrant further notes that the Supervision and Administration Agreement is separate from the Investment Advisory Agreement. Please see the Amended and Restated Supervision and Administration Agreement, filed with the Registrant’s registration statement as Part C Exhibit (h)(49). As a consequence the Supervision and Administration Agreement is not subject to Section 15(c) of the 1940 Act. Cf. Franklin Templeton Group of Funds (pub. avail. Jul. 27,

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 8, 2023

1997) (“We acknowledge that, if each of the existing investment management agreements had been structured instead as two separate agreements – an administration agreement and an advisory agreement – it would not be necessary to obtain shareholder approval to amend the administration agreement.”).

The Registrant notes that the disclosure in the section of the Fund's Prospectus titled "FUND MANAGEMENT", states the following, which informs the reader that there are two separate agreements:

"The Supervision and Administration Agreement also requires the Adviser to provide investment advisory services to the Fund pursuant to an Investment Advisory Agreement."

The Registrant notes that the management fee included in the fee table in the Fund’s Prospectus reflects the fees in connection with the Supervision and Administration Agreement and the Investment Advisory Agreement.

STATEMENT OF ADDITIONAL INFORMATION

13. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – POOLED INVESTMENT VEHICLES”, please confirm that investments in such pooled investment vehicles will not exceed 15% of the Fund’s assets.

Response: The Registrant can confirm that the Fund’s investments in pooled investment vehicles will not exceed 15% of the Fund’s assets.

14. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION – INVESTMENT RESTRICTIONS" number 7 states the Fund’s concentration policy. Please clarify the difference between the exception included in (I) and (II).

Response: The Registrant’s policy on industry concentration is set forth in the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION – INVESTMENT RESTRICTIONS". As noted, the Fund has a general policy not to concentrate, but reserves freedom of action to concentrate in one of two instances: (I) instances in which the underlying index concentrates or (II) instances in which a provision of the 1940 Act (as interpreted or modified by the SEC) permits concentration. We believe that these reservations of rights to concentrate, which are uniform across the Global X Funds, are sufficiently distinguishable that no clarification is required.

Furthermore, we note that U.S. Treasury securities are not subject to the industry concentration policy (i.e., the U.S. government is effectively treated as not being an issuer in a particular “industry” for purposes of the concentration policy). As a result, the Fund will not concentrate in an industry as a consequence of the Fund’s proposed investment strategy to invest at least 80% of its assets in the Underlying Index, which is comprised of U.S. T-Bills. We recognize that the treatment of U.S. Treasury securities under the concentration policy effectively renders a reservation of freedom of action to track the Underlying Index to be largely superfluous for the Fund, but since both provisions effectively yield the same exposure to U.S. Treasury securities, we believe maintaining a consistent concentration policy across the complex is the preferable approach.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 8, 2023

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.